EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Six Weeks Ended
	June 24, 2012	June 26, 2011
Earnings:

Income (loss) from continuing operations before income taxes	$107,046	$(254,229)
Add: Total fixed charges (see below)	57,411	61,478
Less: Interest capitalized	771	1,701
Total earnings	163,686	(194,452)

Fixed charges:
Interest(a)	53,941	55,646

Portion of noncancellable lease expense representative of interest factor(b)	3,470	5,832
Total fixed charges	57,411	61,478

Ratio of earnings to fixed charges	2.85	(c)

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of noncancellable lease expense is assumed to representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $255.9 million.